Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No. for Registration Statement

on Form S-4: 333-167846

Allscripts Reports Fiscal 2010 Fourth Quarter and Full Year Results

Demand for Electronic Health Record Solutions Drives Record Fourth Quarter Bookings, with

Strong Revenue and Profits

Fiscal 2010 Bookings Grow 24% to $415.3 Million

CHICAGO, July 20 /PRNewswire-FirstCall/—Allscripts-Misys Healthcare Solutions, Inc. (Nasdaq: MDRX) today announced its financial results for the three months and year ended May 31, 2010.

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Fourth Quarter Highlights:

•	Record quarterly bookings of $118.5 million

•	Total revenue of $190.3 million; non-GAAP revenue of $190.9 million, a 14% increase year-over-year

•	Net income of $15.7 million and diluted earnings per share of $0.10, after approximately $5.6 million, or $0.04 per share for transaction-related expenses, both net of tax

•	Non-GAAP net income of $26.5 million and non-GAAP diluted earnings per share of $0.18

•	42% year-over-year growth in professional services revenue driven by the acceleration of Electronic Health Record implementations

•	Strong cash flow from operating activities of $52.3 million

Year-End Highlights:

•	Bookings of $415.3 million, representing 24% growth year-over-year

•	Total revenue of $704.5 million; non-GAAP revenue of $709.6 million

•	Net income of $62.9 million and diluted earnings per share of $0.42, after approximately $8.9 million or $0.06 per share for transaction-related expenses, both net of tax

•	Non-GAAP net income of $98.2 million—an increase of 28% over fiscal 2009—and non-GAAP diluted earnings per share of $0.65

“Our strong fourth quarter performance completes an outstanding year for Allscripts and confirms the strength of our industry-leading solutions,” said Glen Tullman, Chief Executive Officer of Allscripts. “The recent release by the US Department of Health and Human Services of the final rule on ‘Meaningful Use’ is a pivotal event for our industry. The waiting is over and the time is now for physicians to adopt electronic health records. Our proposed merger with Eclipsys is perfectly timed to take advantage of this opportunity. The merger will create the industry’s most comprehensive suite of end-to-end solutions to deliver on the promise of a connected system of health.”

Fourth Quarter Results

Total revenue for the three months ended May 31, 2010 was $190.3 million, compared to $166.3 million for the same period last year, a 14% increase. Non-GAAP revenue(1) for the three months ended May 31, 2010 was $190.9 million, compared to non-GAAP revenue of $167.6 million for the same period last year, a 14% increase.

Gross margin percentage was 53.9% for the fourth quarter of fiscal 2010, compared to 55.4% for the same period last year. Non-GAAP gross margin percentage(2) was 54.1% for the fourth quarter of fiscal 2010, compared to 56.4% during the fourth quarter of fiscal 2009.

Net income for the three months ended May 31, 2010 was $15.7 million, compared to net income of $13.4 million for the same period last year, an increase of 17%. Diluted earnings per share for the three months ended May 31, 2010 was $0.10 per share versus $0.09 per share in the same period last year. Net income and earnings per diluted share in the three months ended May 31, 2010 reflect approximately $5.6 million or $0.04 per share, for transaction-related expenses, both net of tax.

Non-GAAP net income(3) for the three months ended May 31, 2010 was $26.5 million, compared to non-GAAP net income of $23.5 million for the same period last year, an increase of 13%. Non-GAAP diluted earnings per share for the three months ended May 31, 2010 was $0.18 per diluted share, versus $0.16 per share for the same period last year.

As of May 31, 2010, the Company had cash and marketable securities of $145.3 million, a net increase of $27.6 million or 23% over the third quarter of fiscal 2010. The Company repaid all outstanding borrowings under its credit facility during the fourth quarter.

Year-End Results

Total revenue for the year ended May 31, 2010 was $704.5 million, compared to $548.4 million for fiscal 2009, a 28% increase. Non-GAAP revenue(1) for the year ended May 31, 2010 was $709.6 million, compared to non-GAAP revenue of $651.0 million for fiscal 2009, a 9% increase.

Gross margin percentage was 55.2% for the year ended May 31, 2010, compared to 53.3% for fiscal 2009. Non-GAAP gross margin percentage(2) was 55.5% for fiscal 2010, compared to 55.1% during fiscal 2009.

Net income for the year ended May 31, 2010 was $62.9 million, compared to net income of $26.0 million for fiscal 2009. Diluted earnings per share for the year ended May 31, 2010 was $0.42 per share, compared to $0.21 per share in fiscal 2009. Net income and earnings per diluted share for the year ended May 31, 2010 reflect approximately $8.9 million or $0.06 per share, for transaction-related expenses, both net of tax.

Non-GAAP net income(3) for the year ended May 31, 2010 was $98.2 million, compared to non-GAAP net income of $76.7 million for fiscal 2009, a 28% increase. Non-GAAP diluted earnings per share for the year ended May 31, 2010 was $0.65 per share.

Financial Commentary and Transaction Update

“Our fourth quarter and full year results illustrate our ability to deliver on our plan and capitalize on market momentum,” said Bill Davis, Chief Financial Officer of Allscripts. “We recorded bookings of $118.5 million, which represents 15 percent growth over the fourth quarter one year ago. For the fiscal year, bookings totaled $415.3 million, representing 24 percent growth year-over-year. In addition, we recorded another strong quarter of systems revenues and a significant increase in professional services revenue as our clients experience the benefits of our investments in research and development including processes such as READY, our rapid implementation approach, and our Upgrade Enablement Center. With a high percentage of recurring revenue, our business model produces financial stability and strong cash flow. Allscripts cash flow from operating activities totaled $52.3 million in the quarter.

“The Company also made significant progress towards completion of our proposed merger with Eclipsys and related proposed reduction in Misys plc’s majority ownership interest in the Company,” added Mr. Davis.

Allscripts has scheduled a special meeting of its stockholders on August 13, 2010 to vote on the proposals necessary to complete the merger with Eclipsys. Stockholders of record on July 13, 2010 will be eligible to vote at the special meeting. More information about the meeting and merger is contained in the definitive joint proxy statement/prospectus/information statement on file with the US Securities and Exchange Commission. Allscripts has also provided pre-merger notification under the Hart-Scott-Rodino Act to the US Federal Trade Commission.

Allscripts Financial Guidance

Allscripts is providing financial guidance for fiscal year 2011 on a stand-alone basis, which excludes the impact of the proposed merger with Eclipsys and proposed reduction of Misys plc majority ownership interest in Allscripts.

Revenues are expected to be in a range of $780-$790 million for fiscal year 2011. The Company anticipates net income for fiscal 2011 to be in a range of $92.5-$95.5 million, which equates to diluted earnings per share of $0.61-$0.63.

On a non-GAAP basis, Allscripts is establishing fiscal 2011 non-GAAP net income guidance in a range of $118-$121 million, which equates to non-GAAP diluted earnings per share of $0.77-$0.79. Allscripts non-GAAP net income guidance assumes the following adjustments from GAAP net income: approximately $20.0 million of annual acquisition-related amortization; $20.0 million in stock-based compensation expense; $1.6 million in deferred revenue adjustments; all on a pre-tax basis. Allscripts fiscal 2011 non-GAAP net income and diluted earnings per share guidance assumes a 39% tax rate.

Mr. Tullman concluded, “Our fiscal year 2010 performance enables Allscripts to embark upon this important strategic transaction with Eclipsys from a position of strength. Merging the respective leaders in ambulatory and acute care clinical solutions will enable us to quickly realize what our clients are asking us for—one network, one platform and one patient record.”

Conference Call

Allscripts will conduct a conference call today, Tuesday July 20, 2010 at 4:30 PM Eastern Daylight Time to discuss the Company’s earnings and other information. The conference call can be accessed via the Internet at www.allscripts.com, or by dialing (877) 303-0543 and requesting the Allscripts earnings call. International callers can access the audio portion of the webcast by dialing (973) 935-8787 and requesting the Allscripts investor call. A Microsoft Windows Media Player web replay will be available four hours after the conclusion of the call for a period of two weeks at www.allscripts.com or by calling (800) 642-1687 or (706) 645-9291 for international callers—ID # 83092447.

(Minimum requirements to listen to the call online are: Microsoft Windows Media Player software, downloadable free from http://windowsmedia.com/download/download.asp, an Internet connection, and speakers or earphones).

Basis of Presentation

The Company’s GAAP results for the three months ended May 31, 2010 and 2009 include the results of Allscripts for each such period. The Company’s GAAP results for the years ended May 31, 2010 and 2009 include the results of Misys Healthcare Systems, LLC (MHS) for each period and the results of legacy Allscripts subsequent to the date of the merger transaction between Allscripts and MHS (the 2008 Merger) on October 10, 2008, at which time the Company’s legal name was changed to Allscripts-Misys Healthcare Solutions, Inc.

Supplemental and non-GAAP financial information is also available at http://investor.allscripts.com.

Footnotes

1.	Non-GAAP revenue for the three months ended May 31, 2010 and 2009, respectively, gives effect to the add-back of an acquisition related deferred revenue adjustment of $0.6 million recorded for GAAP purposes in the three month period ended May 31, 2010 and $2.6 million for the same period last year. In addition, non-GAAP revenue for the three months ended May 31, 2009 excludes $1.3 million in prepackaged medications revenue that was recorded for GAAP purposes. Allscripts disposed of its prepackaged medications business on March 16, 2009. Non-GAAP revenue for the twelve months ended May 31, 2010 and 2009, respectively, gives effect to the add-back of an acquisition related deferred revenue adjustment of $5.1 million recorded for GAAP purposes in the twelve month period ended May 31, 2010 and $7.8 million for the same period last year. In addition, non-GAAP revenue for the twelve months ended May 31, 2009 includes $109.3 million of legacy Allscripts 2008 pre-merger revenue, and excludes $14.5 million in prepackaged medications revenue that was recorded for GAAP purposes.

2.	Non-GAAP gross profit for the three months ended May 31, 2010 and 2009, respectively, gives effect to the add-back of an acquisition related deferred revenue adjustment of $0.6 million recorded for GAAP purposes in the three month period ended May 31, 2010 and $2.6 million for the same period last year. In addition, non-GAAP gross profit for the three months ended May 31, 2009 excludes $0.1 million in prepackaged medications gross profit that was recorded for GAAP purposes. Non-GAAP gross profit for the twelve months ended May 31, 2010 and 2009, respectively, gives effect to the add-back of an acquisition related deferred revenue adjustment of $5.1 million recorded for GAAP purposes in the twelve month period ended May 31, 2010 and $7.8 million for the same period last year. In addition, non-GAAP gross profit for the twelve months ended May 31, 2009 includes $61.0 million of legacy Allscripts 2008 pre-merger gross profit, and excludes $2.6 million in prepackaged medications gross profit that was recorded for GAAP purposes.

3.

Non-GAAP net income for the three months ended May 31, 2010 and 2009, gives effect to the pre-tax basis add-back of acquisition-related amortization of $5.7 million for each period; stock-based compensation expense of $2.8 million and $2.5 million, respectively; transaction-related expenses of $9.1 million and $7.2 million, respectively; and an acquisition related deferred revenue adjustment of $0.6 million and $2.6 million, respectively. Non-GAAP net income also eliminates prepackaged medications pre-tax basis income of $0.1 million, for the three months ended May 31, 2009. Additionally, tax rate alignment of $0.5 million is subtracted for the three months ended May 31, 2010. Non-GAAP net income for the three months ended May 31, 2010 and 2009, respectively, is also adjusted for the aggregate tax impact of the aforementioned items at a rate of 38%, or $6.9 million in 2010 and 43%, or $7.8 million in 2009. Non-GAAP net income for the twelve months ended May 31, 2010 and 2009, respectively, gives effect to the pre-tax basis add-back of acquisition-related amortization of $22.7 million and $20.4 million, respectively; stock-based compensation expense of $14.8 million and $8.2 million, respectively; transaction-related expenses of $14.4 million and $39.9 million, respectively; and an acquisition related deferred revenue adjustment of $5.1 million and $7.8 million, respectively. Non-GAAP net income also gives effect to an add back of $6.7 million of legacy Allscripts 2008 pre-merger net income, and eliminates prepackaged medications pre-tax basis income of $1.4 million, for the twelve months ended May 31, 2009. Additionally, tax rate alignment of $0.4 million is added back for the twelve months ended May 31, 2010. Non-GAAP net income for the twelve months ended May 31, 2010 and 2009, respectively, is also adjusted for the aggregate tax impact of the aforementioned items at a rate of 39%, or $22.1 million in 2010 and 40%, or $30.9 million in 2009.

4.	Please see below for a further discussion of non-GAAP measures.

Explanation of Non-GAAP Financial Measures

Allscripts reports its financial results in accordance with generally accepted accounting principles, or GAAP. To supplement this information, Allscripts presents in this press release non-GAAP revenue, gross profit and net income, including non-GAAP net income on a per share basis, which are non-GAAP financial measures under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. Non-GAAP revenue consists of GAAP revenue as reported and legacy Allscripts revenue for periods prior to the consummation date of the 2008 Merger and adds back the acquisition related deferred revenue adjustment booked for GAAP purposes and excludes revenue from prepackaged medications. Non-GAAP gross profit consists of GAAP gross profit as reported and legacy Allscripts gross profit for periods prior to the consummation date of the 2008 Merger and adds back the acquisition related deferred revenue adjustment booked for GAAP purposes and excludes revenue from prepackaged medications. Non-GAAP net income consists of GAAP net income as reported and includes legacy Allscripts net income for periods prior to the consummation date of the 2008 Merger, excludes acquisition-related amortization, stock-based compensation expense and transaction-related expenses, adds back the acquisition related deferred revenue adjustment and excludes net income from prepackaged medications, in each case net of any related tax effects.

•

Acquisition-Related Amortization. Acquisition-related amortization expense is a non-cash expense arising from the acquisition of intangible assets in connection with acquisitions or investments. Allscripts excludes acquisition-related amortization expense from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired intangible assets. Management believes that this adjustment facilitates comparisons of the separate 2008 pre-merger results of legacy MHS and legacy Allscripts to that of the Company’s post-merger results. Investors should note that the use of these intangible assets contributed to revenue in the periods presented and will contribute to future revenue generation and should also note that such expense will recur in future periods.

•

Stock-Based Compensation Expense. Stock-based compensation expense is a non-cash expense arising from the grant of stock awards to employees. Allscripts excludes stock-based compensation expense from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Investors should note that stock-based compensation is a key incentive offered to employees whose efforts contributed to the operating results in the periods presented and are expected to contribute to operating results in future periods and should also note that such expense will recur in future periods.

•

Transaction-Related Expenses. Transaction-related expenses are fees and expenses, including legal, investment banking and accounting fees, incurred in connection with announced transactions as well as severance, integration and certain legal and related settlement amounts. Allscripts excludes transaction-related expenses from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods.

•

Acquisition-Related Deferred Revenue Adjustment. Acquisition-related deferred revenue adjustment reflects the fair value adjustment to deferred revenues acquired in connection with the 2008 Merger. The fair value of deferred revenue represents an amount equivalent to the estimated cost plus an appropriate profit margin, to perform services related to legacy Allscripts software and product support, which assumes a legal obligation to do so, based on the deferred revenue balances as of October 10, 2008. Allscripts adds back this deferred revenue adjustment for non-GAAP revenue and non-GAAP net income because it believes the inclusion of this amount directly correlates to the underlying performance of Allscripts operations and facilitates comparisons of the separate 2008 pre-merger results of legacy MHS and legacy Allscripts to that of the Company’s post-merger results.

•	Tax Rate Alignment. Tax adjustment to align the current fiscal period’s effective tax rate to the expected annual effective tax rate.

Management also believes that non-GAAP revenue, gross profit and net income and non-GAAP net income on a per share basis provide useful supplemental information to management and investors regarding the underlying performance of the Company’s business operations and facilitates comparisons of the separate 2008 pre-merger results of legacy MHS and legacy Allscripts to that of the Company’s 2008 post-merger results. Purchase accounting adjustments made in accordance with GAAP can make it difficult to make meaningful comparisons of the underlying operations of the business without considering the non-GAAP adjustments that we have provided and discussed herein. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company’s core operating results. In addition, the Company uses Non-GAAP net income to measure achievement under the Company’s cash incentive compensation plans. Note, however, that non-GAAP revenue, gross profit and net income and non-GAAP net income on a per share basis are performance measures only, and they do not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Allscripts’ results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures with GAAP financial measures contained within the attached condensed consolidated financial statements.

About Allscripts

Allscripts (NASDAQ: MDRX) uses innovation technology to bring health to healthcare. More than 160,000 physicians, 800 hospitals and more than 10,000 post-acute and homecare organizations utilize Allscripts to improve the health of their patients and their bottom line. The company’s award-winning solutions include electronic health records, electronic prescribing, revenue cycle management, practice management, document management, care management, emergency department information systems and homecare automation. Allscripts is the brand name of Allscripts-Misys Healthcare Solutions, Inc. To learn more, visit www.allscripts.com.

For more Allscripts news, follow us on Twitter at: http://twitter.com/AllscriptsMisys

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts and Eclipsys have each filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Allscripts and an information statement for Allscripts’ stockholders. Allscripts and Eclipsys have each mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about July 15, 2010. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the definitive joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the definitive joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, the definitive joint proxy statement/prospectus/information statement mailed by Allscripts and Eclipsys to their respective stockholders on or about July 15, 2010, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.

Allscripts-Misys Healthcare Solutions, Inc.

Condensed Consolidated Balance Sheets

(In millions)

(Unaudited)

	May 31, 2010	May 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$143.4	$71.2
Accounts receivable, net	181.9	155.1
Deferred taxes, net	29.1	1.0
Inventories	3.2	2.6
Prepaid expenses and other current assets	50.6	31.1

Total current assets	408.2	261.0
Long-term marketable securities	1.9	2.3
Fixed assets, net	24.6	17.3
Software development costs, net	29.9	13.5
Intangible assets, net	206.7	227.8
Goodwill	413.4	418.4
Other assets	10.0	12.4

Total assets	$1,094.7	$952.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32.3	$19.2
Accrued expenses	56.5	41.5
Accrued compensation and benefits	18.2	16.6
Deferred revenue	104.0	86.0
Other current liabilities	1.1	0.8

Total current liabilities	212.1	164.1
Long-term debt	0.0	63.7
Deferred taxes, net	71.3	20.4
Other liabilities	4.5	4.1

Total liabilities	287.9	252.3
Total stockholders’ equity	806.8	700.4

Total liabilities and stockholders’ equity	$1,094.7	$952.7

Allscripts-Misys Healthcare Solutions, Inc.

Condensed Consolidated Statements of Operations

(In millions, except per-share amounts)

(Unaudited)

	Three Months Ended May 31,		Year Ended May 31,
	2010	2009	2010	2009
Revenue:
System sales	$43.5	$37.3	$154.6	$98.5
Professional services	23.7	16.7	75.4	51.8
Maintenance	65.6	56.7	248.5	196.2
Transaction processing and other	57.5	54.3	226.0	187.5

Total software and related services	190.3	165.0	704.5	534.0
Prepackaged medications	0.0	1.3	0.0	14.4

Total revenue	190.3	166.3	704.5	548.4
Cost of revenue: (a)
System sales	24.6	17.6	85.1	52.0
Professional services	21.0	16.8	66.6	51.3
Maintenance	21.1	20.3	82.3	71.9
Transaction processing and other	21.0	18.6	81.7	69.5

Total software and related services	87.7	73.3	315.7	244.7
Prepackaged medications	0.0	0.9	0.0	11.5

Total cost of revenue	87.7	74.2	315.7	256.2

Gross profit	102.6	92.1	388.8	292.2
Selling, general and administrative expenses (b) (c)	61.7	55.2	225.0	200.0
Research and development	13.9	10.6	49.2	39.4
Amortization of intangible assets	2.5	2.6	10.0	6.9

Income from operations	24.5	23.7	104.6	45.9
Interest expense	(0.3)	(0.5)	(2.0)	(2.2)
Interest income and other, net	0.6	0.3	0.9	0.7

Income before income taxes	24.8	23.5	103.5	44.4
Provision for income taxes	(9.1)	(10.1)	(40.6)	(18.4)

Net income	$15.7	$13.4	$62.9	$26.0

Earnings per share—basic and diluted	$0.10	$0.09	$0.42	$0.21

Weighted average common shares outstanding:
Basic	146.2	143.0	145.1	122.6

Diluted	149.3	148.2	148.4	127.0

(a) Includes pre-tax amortization of intangibles	$3.1	$3.2	$12.6	$8.5
(b) Includes pre-tax stock-based compensation	$2.8	$2.5	$14.8	$5.8
(c) Includes pre-tax transaction-related expenses	$9.1	$7.2	$14.4	$34.4

Allscripts-Misys Healthcare Solutions, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Year Ended May 31,
	2010	2009
Cash flows from operating activities:
Net income	$62.9	$26.0
Non-cash adjustments to net income	84.0	45.3
Cash used in changes in operating assets and liabilities	(7.0)	(35.2)

Net cash provided by operating activities	139.9	36.1
Cash flows from investing activities:
Capital expenditures	(13.9)	(5.0)
Capitalized software	(21.1)	(14.0)
Sales and maturities of marketable securities and other investments, net	3.0	6.2
Payment for acquisition of Allscripts, net of cash acquired	0.0	(263.8)
Net proceeds received from sale of building	0.0	6.5
Net proceeds from the sale of the prepackaged medications business	0.0	8.0

Net cash used in investing activities	(32.0)	(262.1)
Cash flows from financing activities:
Proceeds from stock options and employee stock purchase plan	3.6	5.6
Excess tax benefits from stock-based compensation	6.2	5.5
Net payments on debt instruments	(45.5)	(21.5)
Change in parent’s net investment	0.0	358.8
Repurchase of common stock	0.0	(51.5)

Net cash (used in) provided by financing activities	(35.7)	296.9

Net increase in cash and cash equivalents	72.2	70.9
Cash and cash equivalents, beginning of year	71.2	0.3

Cash and cash equivalents, end of year	$143.4	$71.2

Allscripts-Misys Healthcare Solutions, Inc.

Condensed Non-GAAP Financial Information

(In millions, except per-share amounts)

(Unaudited)

Non-GAAP Revenue	Three Months Ended May 31,		Year Ended May 31,
	2010	2009	2010	2009
Total revenue, as reported	$190.3	$166.3	$704.5	$548.4
AHS revenue pre-merger	0.0	0.0	0.0	109.3
Deferred revenue adjustment	0.6	2.6	5.1	7.8
Elimination of prepackaged medications	0.0	(1.3)	0.0	(14.5)

Total non-GAAP revenue	$190.9	$167.6	$709.6	$651.0

Non-GAAP Gross Profit	Three Months Ended May 31,		Year Ended May 31,
	2010	2009	2010	2009
Gross profit, as reported	$102.6	$92.1	$388.8	$292.2
AHS gross profit pre-merger	0.0	0.0	0.0	61.0
Deferred revenue adjustment	0.6	2.6	5.1	7.8
Elimination of prepackaged medications	0.0	(0.1)	0.0	(2.6)

Total non-GAAP gross profit	$103.2	$94.6	$393.9	$358.4

Non-GAAP Gross Profit Margin

Gross margin as reported	53.9%	55.4%	55.2%	53.3%
Non-GAAP gross margin	54.1%	56.4%	55.5%	55.1%

Non-GAAP Net Income	Three Months Ended May 31,		Year Ended May 31,
	2010	2009	2010	2009
Net income, as reported	$15.7	$13.4	$62.9	$26.0
AHS net income pre-merger	0.0	0.0	0.0	6.7
Elimination of prepackaged medications, net of tax	0.0	(0.1)	0.0	(1.4)
Deferred revenue adjustment	0.6	2.6	5.1	7.8
Stock-based compensation expense	2.8	2.5	14.8	8.2
Acquisition-related amortization expense	5.7	5.7	22.7	20.4
Transaction-related expenses	9.1	7.2	14.4	39.9
Tax rate alignment	(0.5)	0.0	0.4	0.0
Non-GAAP adjustments tax effected at 38%, 43%, 39% and 40%, respectively	(6.9)	(7.8)	(22.1)	(30.9)

Non-GAAP net income	$26.5	$23.5	$98.2	$76.7

Weighted average common shares outstanding—diluted	149.3	148.2	148.4	127.0

Non-GAAP earnings per share—diluted	$0.18	$0.16	$0.65	$0.60

CONTACT: Seth Frank, Vice President, Investor Relations, +1-312-506-1213, seth.frank@allscripts.com, or Todd Stein, Senior Manager/Public Relations, +1-312-506-1216, todd.stein@allscripts.com, both of Allscripts